SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

American Renal Associates Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

029227105
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 16 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029227105	13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 16,893,850
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 16,893,850
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,893,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 029227105	13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners Strategic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 523,697
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 523,697
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 029227105	13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Centerbridge Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 17,417,547
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,417,547
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,417,547
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 029227105	13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Centerbridge Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 17,417,547
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,417,547
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,417,547
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 029227105	13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 198,289
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 198,289
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,289
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 029227105	13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON CCP SBS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 198,289
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 198,289
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,289
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON OO

.

CUSIP No. 029227105	13G	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 17,615,836
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,615,836
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,615,836
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 029227105	13G	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 17,615,836
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,615,836
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,615,836
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 029227105	13G	Page 10 of 16 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is American Renal Associates Holdings, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 500 Cummings Center, Suite 6550, Beverly, Massachusetts 01915.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Centerbridge Capital Partners, L.P., a Delaware limited partnership ("CCP I"), with respect to the Common Stock (as defined in Item 2(d) below) beneficially owned by it;
(ii)	Centerbridge Capital Partners Strategic, L.P., a Delaware limited partnership ("CCP I Strategic"), with respect to the Common Stock beneficially owned by it;
(iii)	Centerbridge Associates, L.P., a Delaware limited partnership ("Centerbridge Associates"), as general partner of CCP I and CCP I Strategic, with respect to the Common Stock beneficially owned by CCP I and CCP I Strategic;
(iv)	Centerbridge Cayman GP Ltd., a Cayman Islands exempted company ("Cayman GP"), as general partner of Centerbridge Associates, with respect to the Common Stock beneficially owned by CCP I and CCP I Strategic;
(v)	Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership ("SBS I"), with respect to the Common Stock beneficially owned by it;
(vi)	CCP SBS GP, LLC, Delaware limited liability company ("SBS GP"), as general partner of SBS I, with respect to the Common Stock beneficially owned by SBS I;
(vii)	Mark T. Gallogly ("Mr. Gallogly"), indirectly, through various intermediate entities control each of CCP I, CCP I Strategic and SBS I (collectively, the "Centerbridge Funds"), with respect to the Common Stock beneficially owned by the Centerbridge Funds; and
(viii)	Jeffrey H. Aronson ("Mr. Aronson"), indirectly, through various intermediate entities control each of the Centerbridge Funds, with respect to the Common Stock beneficially owned by the Centerbridge Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

CUSIP No. 029227105	13G	Page 11 of 16 Pages

Item 2(c).	CITIZENSHIP

CCP I, CCP I Strategic, Centerbridge Associates and SBS I are limited partnerships organized under the laws of the State of Delaware. Cayman GP is an exempted company organized under the laws of the Cayman Islands. SBS GP is a limited liability company organized under the laws of the State of Delaware. Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

029227105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________

CUSIP No. 029227105	13G	Page 12 of 16 Pages

Item 4.	OWNERSHIP

This Schedule 13G reports beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.

A.	Centerbridge Capital Partners, L.P.
	(a)	Amount beneficially owned: 16,893,850
(b)	Percent of class: 54.7% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 30,868,050 shares of Common Stock issued and outstanding as reported to be outstanding as of November 9, 2016, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed by the Company with the Securities Exchange Commission on November 10, 2016.
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 16,893,850
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 16,893,850
CCP I has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates. Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP I. However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of the shares of Common Stock owned by CCP I.

B.	Centerbridge Capital Partners Strategic, L.P
	(a)	Amount beneficially owned: 523,697
	(b)	Percent of class: 1.7%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 523,697
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 523,697
CCP I Strategic has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates. Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP I Strategic. However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP I Strategic.

C.	Centerbridge Associates, L.P. and Centerbridge Credit Cayman GP Ltd.
	(a)	Amount beneficially owned: 17,417,547
	(b)	Percent of class: 56.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 17,417,547
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 17,417,547

CUSIP No. 029227105	13G	Page 13 of 16 Pages

Neither Centerbridge Associates nor Cayman GP do not directly own any of the shares of Common Stock. Centerbridge Associates, as general partner of CCP I and CCP I Strategic, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by CCP I and CCP I Strategic, which powers may also be exercised by Cayman GP, the general partner of Centerbridge Associates. By reason of the provisions of Rule 13d-3 of the Act, Centerbridge Associates and Cayman GP may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP I and CCP I Strategic. However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP I and CCP I Strategic.

D.	Centerbridge Capital Partners SBS, L.P. and CCP SBS GP, LLC
	(a)	Amount beneficially owned: 198,289
	(b)	Percent of class: 0.6%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 198,289
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 198,289
SBS I has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by SBS GP, its general partner. SBS GP does not directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, SBS GP may be deemed to beneficially own the shares of Common Stock beneficially owned by SBS I. However, none of the foregoing should be construed in and of itself as an admission by SBS GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, SBS GP expressly disclaims beneficial ownership of shares of Common Stock owned by SBS I.

E.	Mark T. Gallogly and Jeffrey Aronson
	(a)	Amount beneficially owned: 17,615,836
	(b)	Percent of class: 57.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 17,615,836
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 17,615,836
Messrs. Gallogly and Aronson, indirectly, through various intermediate entities control each of the Centerbridge Funds. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by the Centerbridge Funds. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock owned by any of the Centerbridge Funds.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP No. 029227105	13G	Page 14 of 16 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 029227105	13G	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2017

CENTERBRIDGE CAPITAL PARTNERS, L.P.

By: Centerbridge Associates, L.P., its general partner

By: Centerbridge Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC, L.P.

By: Centerbridge Associates, L.P., its general partner

By: Centerbridge Cayman GP Ltd., its general partner

By: /s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P. By: Centerbridge Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory
CENTERBRIDGE CREDIT CAYMAN GP LTD. /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P. By: CPC SBS, LLC, its general partner /s/ Jeffrey H. Aronson ------------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory
CPC SBS, LLC By: /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory
/s/ Mark T. Gallogly ------------------------------------- MARK T. GALLOGLY
/s/Jeffrey H. Aronson ------------------------------- JEFFREY H. ARONSON

CUSIP No. 029227105	13G	Page 16 of 16 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 9, 2017

CENTERBRIDGE CAPITAL PARTNERS, L.P.

By: Centerbridge Associates, L.P., its general partner

By: Centerbridge Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC, L.P.

By: Centerbridge Associates, L.P., its general partner

By: Centerbridge Cayman GP Ltd., its general partner

By: /s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P. By: Centerbridge Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD. /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory
CENTERBRIDGE CAPITAL PARTNERS SBS, L.P. By: CPC SBS, LLC, its general partner /s/ Jeffrey H. Aronson ------------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory
CPC SBS, LLC By: /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory
/s/ Mark T. Gallogly ------------------------------------- MARK T. GALLOGLY
/s/Jeffrey H. Aronson ------------------------------- JEFFREY H. ARONSON